SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2023 –December 31, 2023) filed with the Tokyo Stock Exchange on Wednesday, February 7, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : February 7, 2024	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Consolidated Financial Results

April 1, 2023 – December 31, 2023

February 7, 2024

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2023 to December 31, 2023

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2023

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2023	2,037,860	2.2%	260,198	8.5%	310,007	8.4%	219,205	3.4%
December 31, 2022	1,994,844	—	239,861	—	286,026	—	211,920	—

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥333,131 million for the nine months ended December 31, 2023 (year-on-year change was a 3.6% increase) and ¥321,427 million for the nine months ended December 31, 2022.

*Note 1:

Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. Although figures for the nine months ended December 31, 2022 have been retrospectively restated, the year-on-year change rate has not been presented.

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2023	188.68	188.39
December 31, 2022	179.08	178.86

*Note 2:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2023	15,769,189	3,805,016	3,727,404	23.6%
March 31, 2023	15,289,385	3,614,322	3,543,607	23.2%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1,2021, using the modified retrospective transition approach.

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2023	—	42.80	—	42.80	85.60
March 31, 2024	—	42.80	—	—	—

March 31, 2024 (Est.)	—	—	—	51.20	94.00

3. Forecast for the Year Ending March 31, 2024 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2024	330,000	20.8%

*Note 4:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoption of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,234,849,342 as of December 31, 2023, and 1,234,849,342 as of March 31, 2023.

2. The number of treasury stock was 80,636,373 as of December 31, 2023, and 61,742,607 as of March 31, 2023.

3. The average number of outstanding shares was 1,161,753,483 for the nine months ended December 31, 2023, and 1,183,371,646 for the nine months ended December 31, 2022.

The Company’s shares held through the Board Incentive Plan Trust (2,800,866 shares as of December 31, 2023, and 2,800,866 shares as of March 31, 2023) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2023 to December 31, 2023 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Nine Months Ended December 31, 2023

		Nine months ended December 31, 2022	Nine months ended December 31, 2023	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,994,844	2,037,860	43,016	2%
Total Expenses	(millions of yen)	1,754,983	1,777,662	22,679	1%
Income before Income Taxes	(millions of yen)	286,026	310,007	23,981	8%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	211,920	219,205	7,285	3%
Earnings Per Share (Basic)	(yen)	179.08	188.68	9.60	5%
(Diluted)	(yen)	178.86	188.39	9.53	5%
ROE (Annualized) *1	(%)	8.3	8.0	(0.3)	—
ROA (Annualized) *2	(%)	1.96	1.88	(0.08)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*Note 3:

Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.

Overview of Business Performance (April 1, 2023 to December 31, 2023)

Total revenues for the nine months ended December 31, 2023 (hereinafter, “the third consolidated period”) increased 2% to ¥2,037,860 million compared to ¥1,994,844 million during the same period of the previous fiscal year due to increases in finance revenues, operating leases and life insurance premiums and related investment income despite a decrease in sales of goods and real estate.

Total expenses increased 1% to ¥1,777,662 million compared to ¥1,754,983 million during the same period of the previous fiscal year due to increases in interest expense and selling, general and administrative expenses despite a decrease in costs of goods and real estate sold.

Equity in net income of affiliates increased by ¥19,956 million to ¥38,231 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased by ¥15,294 million to ¥11,578 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the third consolidated period increased 8% to ¥310,007 million compared to ¥286,026 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 3% to ¥219,205 million compared to ¥211,920 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the third consolidated period increased 9% to ¥319,236 million compared to the same period of the previous fiscal year.

Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for the nine months ended December 31, 2022 has been retrospectively restated.

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. As a result of the adoption of LDTI, Insurance segment data for the previous fiscal year has been retrospectively restated. For further information, see “2. Financial Information (6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Segment information for the third consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Nine months ended December 31, 2022 (millions of yen)	Nine months ended December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	58,166	59,187	1,021	2

	As of March 31, 2023 (millions of yen)	As of December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,514,070	1,505,679	(8,391)	(1)

Segment profits increased 2% to ¥59,187 million compared to the same period of the previous fiscal year due to an increase in gains on investment securities and dividends and an increase in operating leases revenues, despite an increase in selling, general and administrative expenses.

Segment assets decreased 1% to ¥1,505,679 million compared to the end of the previous fiscal year due to a decrease in installment loans, despite an increase in investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Nine months ended December 31, 2022 (millions of yen)	Nine months ended December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	24,536	51,434	26,898	110

	As of March 31, 2023 (millions of yen)	As of December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	935,027	1,005,620	70,593	8

Segment profits increased 110% to ¥51,434 million compared to the same period of the previous fiscal year due to an increase in services income from operating facilities and an increase in equity in net income(loss) of affiliates.

Segment assets increased 8% to ¥1,005,620 million compared to the end of the previous fiscal year due to an increase in inventories.

PE Investment and Concession: Private equity investment; concession

	Nine months ended December 31, 2022 (millions of yen)	Nine months ended December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	6,857	22,953	16,096	235

	As of March 31, 2023 (millions of yen)	As of December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	605,471	800,829	195,358	32

Segment profits increased 235% to ¥22,953 million compared to the same period of the previous fiscal year due to an increase in equity in net income(loss) of affiliates at our three airports in Kansai in our concession business.

Segment assets increased 32% to ¥800,829 million compared to the end of the previous fiscal year due to an increase in installment loans and an increase in investment in securities in PE Investment.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

	Nine months ended December 31, 2022 (millions of yen)	Nine months ended December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	31,812	19,844	(11,968)	(38)

	As of March 31, 2023 (millions of yen)	As of December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	773,617	845,999	72,382	9

Segment profits decreased 38% to ¥19,844 million compared to the same period of the previous fiscal year due to the absence of gains on the sale of shares of subsidiaries and affiliates resulting from the partial sale of an investee recorded in the previous fiscal year.

Segment assets increased 9% to ¥845,999 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Insurance: Life insurance

	Nine months ended December 31, 2022 (millions of yen)	Nine months ended December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	26,563	53,446	26,883	101

	As of March 31, 2023 (millions of yen)	As of December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,050,412	2,205,723	155,311	8

Segment profits increased 101% to ¥53,446 million compared to the same period of the previous fiscal year due to a decrease in life insurance costs at ORIX Life Insurance Corporation as a result of reduced payouts to policy holders compared to the same period of the previous fiscal year.

Segment assets increased 8% to ¥2,205,723 million compared to the end of the previous fiscal year due to an increase in investment in securities.

Banking and Credit: Banking; consumer finance

	Nine months ended December 31, 2022 (millions of yen)	Nine months ended December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	24,868	26,911	2,043	8

	As of March 31, 2023 (millions of yen)	As of December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,698,747	2,750,529	51,782	2

Segment profits increased 8% to ¥26,911 million compared to the same period of the previous fiscal year due to an increase in finance revenues and an increase in gains on investment securities and dividends, despite an increase in the provision for credit losses.

Segment assets increased 2% to ¥2,750,529 million compared to the end of the previous fiscal year due to an increase in installment loans.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Nine months ended December 31, 2022 (millions of yen)	Nine months ended December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	17,007	16,118	(889)	(5)

	As of March 31, 2023 (millions of yen)	As of December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	742,890	866,074	123,184	17

Segment profits decreased 5% to ¥16,118 million compared to the same period of the previous fiscal year due to the absence of operating leases revenues in our ship-related business resulting from the sale of owned vessels recorded in the previous fiscal year.

Segment assets increased 17% to ¥866,074 million compared to the end of the previous fiscal year due to an increase in investment in operating leases and an increase in investment in affiliates resulting from foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

	Nine months ended December 31, 2022 (millions of yen)	Nine months ended December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	33,032	27,832	(5,200)	(16)

	As of March 31, 2023 (millions of yen)	As of December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,462,067	1,451,242	(10,825)	(1)

Segment profits decreased 16% to ¥27,832 million compared to the same period of the previous fiscal year due to a decrease in gains on investment securities and dividends, despite an increase in services income.

Segment assets decreased 1% to ¥1,451,242 million compared to the end of the previous fiscal year due to a decrease in installment loans, despite an overall increase due to foreign exchange effects.

ORIX Europe: Asset management of global equity and fixed income

	Nine months ended December 31, 2022 (millions of yen)	Nine months ended December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	35,893	20,815	(15,078)	(42)

	As of March 31, 2023 (millions of yen)	As of December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	417,941	444,895	26,954	6

Segment profits decreased 42% to ¥20,815 million compared to the same period of the previous fiscal year due to an increase in interest expense related to the investment in ORIX Corporation Europe N.V.

Segment assets increased 6% to ¥444,895 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Nine months ended December 31, 2022 (millions of yen)	Nine months ended December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	34,457	20,696	(13,761)	(40)

	As of March 31, 2023 (millions of yen)	As of December 31, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,395,096	1,558,524	163,428	12

Segment profits decreased 40% to ¥20,696 million compared to the same period of the previous fiscal year due to the absence of gains on the sales of subsidiaries and affiliates due to the sale of certain investees recorded in the same period of the previous fiscal year and an increase in credit loss expense.

Segment assets increased 12% to ¥1,558,524 million compared to the end of the previous fiscal year due to overall foreign exchange effects and an increase in net investment in leases.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2023	As of December 31, 2023	Change
				Amount	Percent
Total Assets	(millions of yen)	15,289,385	15,769,189	479,804	3%
(Segment Assets)		12,595,338	13,435,114	839,776	7%
Total Liabilities	(millions of yen)	11,674,118	11,962,328	288,210	2%
(Short-term and Long-term Debt)		5,718,519	5,980,619	262,100	5%
(Deposits)		2,246,345	2,228,454	(17,891)	(1)%
Shareholders’ Equity *1	(millions of yen)	3,543,607	3,727,404	183,797	5%
Shareholders’ Equity Per Share *2	(yen)	3,027.93	3,237.25	209.32	7%

*Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
*Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
*Note 3:	LDTI has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.

Total assets increased 3% to ¥15,769,189 million compared to the end of the previous fiscal year due to increases in net investment in leases, investment in operating leases, investment in securities and investments in affiliates despite a decrease in cash and cash equivalents. In addition, segment assets increased 7% to ¥13,435,114 million compared to the end of the previous fiscal year.

Total liabilities increased 2% to ¥11,962,328 million compared to the end of the previous fiscal year due to increases in short- and long-term debt despite a decrease in trade notes, accounts and other payable.

Shareholders’ equity increased 5% to ¥3,727,404 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2023	As of December 31, 2023
Cash and Cash Equivalents		1,231,860	904,289
Restricted Cash		135,048	140,806
Net Investment in Leases		1,087,563	1,157,610
Installment Loans		3,877,602	3,890,560
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥197,041 million
December 31, 2023	¥121,135 million
Allowance for Credit Losses		(64,723)	(68,031)
Investment in Operating Leases		1,537,178	1,723,133
Investment in Securities		2,940,858	3,274,553
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥22,874 million
December 31, 2023	¥27,266 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2023
Amortized Cost	¥2,488,858 million
Allowance for Credit Losses	¥(144) million
December 31, 2023
Amortized Cost	¥2,866,811 million
Allowance for Credit Losses	¥(594) million
Property under Facility Operations		620,994	661,337
Investment in Affiliates		1,000,704	1,101,560
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥2,511 million
December 31, 2023	¥5,737 million
Trade Notes, Accounts and Other Receivable		441,803	381,522
Inventories		169,021	231,186
Office Facilities		253,649	249,468
Other Assets		2,057,828	2,121,196
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥4,676 million
December 31, 2023	¥3,433 million

Total Assets		15,289,385	15,769,189

Liabilities and Equity
Short-term Debt		508,796	646,903
Deposits		2,246,345	2,228,454
Trade Notes, Accounts and Other Payable		366,851	330,553
Policy Liabilities and Policy Account Balances		1,832,057	1,858,493
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥163,734 million
December 31, 2023	¥157,813 million
Current and Deferred Income Taxes		454,262	509,011
Long-term Debt		5,209,723	5,333,716
Other Liabilities		1,056,084	1,055,198

Total Liabilities		11,674,118	11,962,328

Redeemable Noncontrolling Interests		945	1,845

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		233,169	233,750
Retained Earnings		3,054,448	3,173,754
Accumulated Other Comprehensive Income		156,135	269,896
Treasury Stock, at Cost		(121,256)	(171,107)

Total ORIX Corporation Shareholders’ Equity		3,543,607	3,727,404
Noncontrolling Interests		70,715	77,612

Total Equity		3,614,322	3,805,016

Total Liabilities and Equity		15,289,385	15,769,189

Note 1:	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2023	As of December 31, 2023
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(183,034)	(236,108)
Impact of changes in policy liability discount rate	164,516	229,182
Debt valuation adjustments	275	126
Defined benefit pension plans	(3,617)	(3,695)
Foreign currency translation adjustments	155,912	261,378
Net unrealized gains on derivative instruments	22,083	19,013

Total	156,135	269,896

Note 2:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Revenues :
Finance revenues	237,008	258,839
Gains on investment securities and dividends	19,168	16,617
Operating leases	368,760	391,436
Life insurance premiums and related investment income	356,317	394,012
Sales of goods and real estate	316,979	261,439
Services income	696,612	715,517

Total Revenues	1,994,844	2,037,860

Expenses :
Interest expense	88,631	138,594
Costs of operating leases	249,541	266,402
Life insurance costs	287,792	300,798
Costs of goods and real estate sold	272,979	187,249
Services expense	421,259	410,379
Other (income) and expense	12,373	187
Selling, general and administrative expenses	412,287	458,936
Provision for credit losses	7,707	14,212
Write-downs of long-lived assets	1,807	643
Write-downs of securities	607	262

Total Expenses	1,754,983	1,777,662

Operating Income	239,861	260,198
Equity in Net Income of Affiliates	18,275	38,231
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	26,872	11,578
Bargain Purchase Gain	1,018	0

Income before Income Taxes	286,026	310,007
Provision for Income Taxes	68,836	92,382

Net Income	217,190	217,625

Net Income (Loss) Attributable to the Noncontrolling Interests	5,247	(1,645)

Net Income Attributable to the Redeemable Noncontrolling Interests	23	65

Net Income Attributable to ORIX Corporation Shareholders	211,920	219,205

Note:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Nine months ended December 31, 2022	Nine months ended December 31, 2023
Net Income :	217,190	217,625

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(182,383)	(53,066)
Impact of changes in policy liability discount rate	169,383	64,666
Net change of debt valuation adjustments	12	(149)
Net change of defined benefit pension plans	(192)	(84)
Net change of foreign currency translation adjustments	107,330	106,651
Net change of unrealized gains (losses) on derivative instruments	21,177	(3,012)
Total other comprehensive income	115,327	115,006

Comprehensive Income	332,517	332,631

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	11,065	(639)

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	25	139

Comprehensive Income Attributable to ORIX Corporation Shareholders	321,427	333,131

Note:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach.

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update the discount rate used for the liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred policy acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred policy acquisition costs, these updates are applied to contracts in force as of the beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the discount rates between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries adopted these updates on April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. Upon adoption of these updates, the measurement method of the liability for future policy benefits, etc. have been changed. In addition, as of the transition date, the effect of the adoption on the Company and its subsidiaries’ financial position was an increase of ¥28,937 million in policy liabilities and policy account balances and a decrease of ¥24,641 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)) on the consolidated balance sheet. These were due to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly a decline in Japanese yen interest rates). The balance of deferred policy acquisition costs (included in other assets) immediately before the transition date were carried forward upon transition. As of and for the fiscal year ended March 31, 2022, the effect of the adoption of LDTI on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥10,012 million in deferred policy acquisition costs (included in other assets), a decrease of ¥50,925 million in policy liabilities and policy account balances, an increase of ¥37,536 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥5,241 million in retained earnings in the consolidated balance sheet, and a decrease of ¥4,571 million in life insurance costs in the consolidated statement of income. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), and a change in the amortization period of deferred policy acquisition costs. Furthermore, as of and for the fiscal year ended March 31, 2023, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥23,194 million in deferred policy acquisition costs (included in other assets), a decrease of ¥233,309 million in policy liabilities and policy account balances, an increase of ¥164,516 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥22,506 million in retained earnings in the consolidated balance sheet, and a decrease of ¥25,010 million in life insurance costs in the consolidated statement of income. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), reversals of policy liabilities and policy account balances due to updated net insurance premium rates (resulting from variances between actual and expected benefits paid), and changes in the amortization period of deferred policy acquisition costs.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Nine Months ended December 31, 2022		Nine Months ended December 31, 2023		March 31, 2023	December 31, 2023
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	321,647	58,166	331,794	59,187	1,514,070	1,505,679
Real Estate	288,293	24,536	337,365	51,434	935,027	1,005,620
PE Investment and Concession	312,090	6,857	269,064	22,953	605,471	800,829
Environment and Energy	168,419	31,812	123,951	19,844	773,617	845,999
Insurance	360,085	26,563	397,875	53,446	2,050,412	2,205,723
Banking and Credit	62,324	24,868	65,059	26,911	2,698,747	2,750,529
Aircraft and Ships	42,369	17,007	44,809	16,118	742,890	866,074
ORIX USA	135,261	33,032	133,471	27,832	1,462,067	1,451,242
ORIX Europe	157,653	35,893	164,419	20,815	417,941	444,895
Asia and Australia	142,719	34,457	160,741	20,696	1,395,096	1,558,524

Segment Total	1,990,860	293,191	2,028,548	319,236	12,595,338	13,435,114

Difference between Segment Total and Consolidated Amounts	3,984	(7,165)	9,312	(9,229)	2,694,047	2,334,075

Consolidated Amounts	1,994,844	286,026	2,037,860	310,007	15,289,385	15,769,189

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for the nine months ended December 31, 2022 has been retrospectively restated.

Note 3:

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. As a result of the adoption of LDTI, Insurance segment data for the previous fiscal year has been retrospectively restated. For further information, see “2. Financial Information (6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Note 4:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in the difference between segment total and consolidated amounts.

(8) Subsequent Events

Cancellation of Own Shares

The Company cancelled its own shares pursuant to the share cancellation policy approved at the Board of Directors meeting held on October 28, 2019. The details of the cancellation of the Company’s own shares subsequent to the balance sheet date are as follows:

• Class of shares cancelled	Common shares
• Number of shares cancelled	19,888,288 shares
• Cancellation date	January 19, 2024.